Board of Trustees
TFS Capital Investment Trust
1800 Bayberry Court, Suite 103
Richmond, Virginia 23226

Gentlemen:

You have asked for our opinion as to whether taxable income reported by TFS Hedged Futures Fund, a regulated investment company, as a consequence of its investment in a Cayman Island corporation wholly owned by the Fund, will be income described in section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”).

Parties to the Transaction

TFS Hedged Futures Fund (the “Fund”) is a series of TFS Capital Investment Trust, an unincorporated business trust organized under the laws of the State of Ohio.  The Fund intends to elect to be taxable as a regulated investment company under subchapter M of the Code, and as such will be considered a corporation for federal income tax purposes.  See Code section 851(g).

TFS Hedged Futures Strategy Offshore Fund Ltd. (the “Subsidiary”), a Cayman Islands exempted company, is wholly owned by the Fund.  Subsidiary will be taxable as a corporation for United States federal income tax purposes.

Facts and Assumptions

In rendering our opinion, we have reviewed and relied upon the facts set out in the Prospectus and Statement of Additional Information relating to the Fund (the “Disclosure Documents”) which were filed with the Securities and Exchange Commission on or about ____, 2011, and presented to the Board of Trustees of TFS Capital Investment Trust at its meeting on or about December 15, 2011.  The Fund may invest up to 25% of the total value of its assets in the Subsidiary.  The purpose of the Subsidiary is to provide the Fund with economic exposure to the commodity futures markets which, for the reasons described below, might not be possible directly through the Fund itself.

We have relied, without independent verification, upon the factual statements made in the Disclosure Documents, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the initial public offering of the shares of the Fund. We further assume that the transaction will be carried out in accordance with the Disclosure Documents.

Discussion

The Fund must meet several requirements in order to qualify as a regulated investment company under Subchapter M of the Code.   One of those requirements is an asset test:  at the close of each quarter of its taxable year, no more than 25% of the value of its total assets is invested in the securities of any one issuer.  Code section 851(b)(3)(B).  (The rule is not violated if an investment is less than 25% of total assets at the close of one quarter but exceeds 25% at the close of a subsequent quarter as a result of an increase in value of the issuer, and not as a result of any purchase of additional securities by the regulated investment company.  See Code section 851(d)(1)).  Since the Fund will never invest more than 25% of its total assets in the Subsidiary, the investment in the Subsidiary will not violate this rule.

A second requirement is an income test:  the Fund must derive at least 90% of its gross income for a taxable year from specified sources.  Code section 851(b)(2).  The sources are dividends, interest, payments with respect to securities loans (as defined), and gains from the sale or other disposition of stocks or securities (as defined) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and income from certain publicly traded partnerships.  Income derived from commodities is not one of the specified sources from which a regulated investment company must derive 90% of its gross income, and accordingly if the Fund were to earn more than ten percent of its gross income from commodities it could not qualify as a regulated investment company.

The Subsidiary will be a “controlled foreign corporation” as defined in section 957(a) of the Code, and the Fund will be a “United States shareholder” of the Subsidiary as defined in section 951(b) of the Code.  As a consequence, under Code section 951(a)(1)(A)(i) the Fund will be required to include in its own income currently, whether or not distributed, all of the income of the Subsidiary that constitutes “Subpart F income.”  Subpart F income includes a number of defined categories of income, among which is “foreign personal holding company income.”  That term is defined in Code section 954(c) as including “the excess of gains over losses from transactions (including futures, forward and similar transactions) in any commodities.”  In certain cases, such as commodities hedging by a business which uses actual commodities in its business, income from commodities transactions is not foreign personal holding company income, but the Subsidiary’s commodities income, as described in the Disclosure Documents, is very likely to be foreign personal holding company income which will be required to be included in the Fund’s income currently under Code section 951(a)(1)(A)(i).

As noted above, qualifying income for the Fund includes, among other things, both dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies . . .”  The flush language in Code section 851(b)(2), appearing after subparagraph (B), provides that “there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) … for the taxable year to the extent that, under section 959(a)(1) …, there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.”  Thus, to the extent actually distributed, the statute expressly provides that the commodities income earned by Subsidiary will be a “dividend,” and therefore qualifying income, for purposes of the regulated investment company income test.

Amounts required to be included in gross income under Code section 951(a)(1)(A)(i) would not, unless distributed, be treated as dividends under Code section 851(b)(2).  But such amounts would constitute income derived with respect to the Fund’s business of investing in the stock of the Subsidiary, and as such should qualify under the literal language of the “other income” provision of Code section 851(b)(2). It can be argued that the explicit statutory provision treating Subpart F income that is actually distributed as dividends for this purpose creates an implication that similar income that is not distributed is not qualifying income for a regulated investment company, despite the literal language of the “other income” provision.  We do not believe that such an implication is warranted however, principally because the “other income” provision is broader, and was added to the statute long after the enactment of the dividend distribution provision with the express Congressional intention of validating then existing broad administrative interpretations of the law.  We believe it is much more plausible that Congress simply did not realize that the new, broader and more liberal “other income” provision had the effect of mooting the previously existing dividend distribution provision.1  For a complete discussion of the legislative background of the “other income” provision which concludes that the requirement of actual distribution is no longer relevant, see D. Collinson, “Qualifying Income of a RIC From Investment in a CFC,” 114 Tax Notes 673 (June 11, 2007).

The Internal Revenue Service has issued 71 private letter rulings which hold explicitly that Subpart F income derived from commodities and included in income by a regulated investment company is other income derived with respect to its business of investing in the stock of the subsidiary and is therefore qualifying income for purposes of the regulated investment company income test.  Private letter rulings do not have the force of published rulings or regulations, or case law, and may not be cited as precedent or relied upon by taxpayers other than the taxpayer to whom the ruling was given.  However, private letter rulings do give an indication of the thinking of the Internal Revenue Service on a particular topic, and therefore provide a degree of comfort to private counsel in providing opinions to clients.

In the summer of 2011, the Internal Revenue Service stopped issuing such rulings.  There was no formal announcement of the decision to stop ruling in the area, and accordingly no official explanation of why no further rulings were being issued.  There was speculation that the Commodities Futures Trading Commission was concerned that mutual funds allowed inappropriate levels of exposure to commodities markets in a vehicle not subject to CFTC regulation.  L. Sheppard, “News Analysis:  IRS Suspends RIC Commodities Investments Rulings”, Tax Analysts Doc # 2011-16450, in Tax Notes Today Headlines, July 28, 2011.  However, indications from the Internal Revenue Service suggest that a large backlog of ruling requests is pending, and that the Internal Revenue Service hopes to provide uniform guidelines for regulated investment companies which hold indirect investments in commodities.  These guidelines would have prospective effect, and would not require immediate changes by existing regulated investment companies regardless of whether the particular investment company had obtained its own private letter ruling.  L. Sheppard, “IRS Will Allow Mutual Fund Commodities Investments,” Tax Analysts Doc. #2011-22469, in Tax Notes Today Headlines, October 26, 2011, reporting on statements by Steven Larson, IRS Associate Chief Counsel, at the ABA Tax Section Meetings on October 21, 2011.  Thus the suspension of the issuance of private letter

1 We note, furthermore, that we can discern no policy reason for distinguishing between those amounts required to be included in income under Code section 951(a)(1)(A)(i) that are distributed and those that are not in terms of regulated investment company income qualification.  In either case the source of the income is commodities, and the logical policy result is that the tax treatment should be the same.  Since it is beyond doubt that distributed amounts qualify, there is no policy justification for treating undistributed amounts any differently.

rulings in the area does not appear to suggest that the Internal Revenue Service has altered its conclusions as to existing tax law.

Opinions

Based on the foregoing, it is our opinion that:

1.  Any income of the Subsidiary which is included in the income of the Fund by reason of Code section 951(a)(1)(A)(i) will constitute qualifying income for purposes of the regulated investment company 90% gross income test to the extent actually distributed by the Subsidiary to the Fund in the year earned.

2.  Any income of the Subsidiary which is included in the income of the Fund by reason of Code section 951(a)(1)(A)(i) should constitute qualifying income for purposes of the regulated investment company 90% gross income test even if not actually distributed by the Subsidiary to the Fund in the year earned.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it.  No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect.

This opinion is solely for the benefit of the Fund and the shareholders of the Fund and may not be otherwise quoted or relied upon by any person or entity without our prior express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-1A relating to the public offering of the shares of the Fund and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus and statement of additional information constituting a part thereof.  In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP